Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
CONSOLIDATED ENERGY XXI GULF COAST, INC.

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods shown:

	Year Ended June 30,
	2010	2009	2008
		(Unaudited)
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES	1.46x	-	1.45x

For purposes of computing the ratio of earnings (loss) to fixed charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees.

For the  year ended June 30, 2009 earnings were inadequate to cover fixed charges and therefore has not been presented for this period.  The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $604.2 million.

	Year Ended June 30,
	2010	2009	2008
	(Dollars in Thousands) (Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$42,449	$(604,213)	$46,233
Fixed Charges	92,838	94,019	101,655
Total Earnings (Loss)	135,287	(510,194)	147,888

Fixed Charges:
Interest expense	85,032	88,774	97,469
Deferred financing fees	7,806	5,245	4,186
Total Fixed Charges	92,838	94,019	101,655

Ratio of Earnings to Fixed Charges	1.46	-	1.45